EXHIBIT 99.1: PRESS RELEASE
LDK Solar to Report Third Quarter 2008 Financial Results on November 19, 2008
XINYU CITY, China and SUNNYVALE, Calif., November 5, 2008 — LDK Solar Co., Ltd. (“LDK Solar”; NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, announced today that it will release financial results for its third quarter 2008 ended September 30, 2008, before the open of the market on Wednesday, November 19, 2008. The company will host a corresponding conference call and live webcast at 8:00 a.m. Eastern Time (ET) the same day.
To listen to the live conference call, please dial 800-366-7417 (within U.S.) or 303-205-0033 (outside U.S.) at 7:50 a.m. ET on November 19, 2008. An audio replay of the call will be available to investors through November 23, 2008, by dialing 800-405-2236 (within U.S.) or 303-590-3000 (outside U.S.) and entering the passcode 11122228#.
A live webcast of the call will be available on the company’s investor relations website at investor.ldksolar.com.
About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK Solar sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, LDK Solar provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1-408-245-8801